

INTERIM REPORT Q1 2008

JANUARY 1 – MARCH 31, 2008

LANXESS
Energizing Chemistry

Key Data

€ million	Q1 2007	Q1 2008	Change in %
Sales	1,711	1,535	(10.3)
EBITDA pre exceptionals	219	220	0.5
EBITDA margin pre exceptionals	12.8%	14.3%	
EBITDA	212	209	(1.4)
EBIT pre exceptionals	158	159	0.6
EBIT	150	145	(3.3)
EBIT margin	8.8%	9.4%	
Net income	91	103	13.2
Earnings per share (€)	1.08	1.23	13.9
Cash flow from operating activities	107	50	(53.3)
Depreciation and amortization	62	64	3.2
Capital expenditures	47	39	(17.0)
Total assets	4,049[1]	4,290	6.0
Equity (including minority interest)	1,525[1]	1,571	3.0
Equity ratio	37.7%[1]	36.6%	
Pension provisions	470[1]	469	(0.2)
Net financial liabilities	460[1]	468	1.7
Employees (as of March 31)	14,610[1]	14,620	0.1

1) as of December 31, 2007

CONTENTS

Q1 OVERVIEW



+1.5 PERCENTAGE POINTS

EBITDA margin advances to 14.3%



12.8%
14.3%
Q1 2007
Q1 2008

GROWTH IN ASIA

Adjusted sales in the region up 25%



Sales by Region
Q1 2008
Germany
EMEA (excluding Germany)
Americas
Asia/Pacific
24.3
36.0
21.4
18.3

- First-quarter sales show 8.1% year-on-year gain when adjusted for portfolio and currency effects
- EBITDA pre exceptionals increases despite negative raw material, currency and portfolio effects
- Net income expands by more than 13% to €103 million
- Net financial debt steady at €468 million
- Outlook for 2008: EBITDA pre exceptionals fore-casted at over €700 million

FIRST-QUARTER HIGHLIGHTS

JANUARY 16 AND 18

Jhagadia to become the company's biggest production site in India

LANXESS is relocating its production of rubber chemicals in India from Thane to Jhagadia. From 2010 LANXESS, the only western company with such operations in India, will start supplying the rapidly growing Indian tire market with rubber chemicals from this modern site, where LANXESS will invest a total of some €50 million. Production of rubber chemicals will begin in two years at the same time as the new plant of the Ion Exchange Resins business unit, also being built in Jhagadia, goes on stream. This business unit's production facility in Birmingham, New Jersey, United States, will be shut down in May 2008. With its restricted production capabilities, the U.S. site has only limited suitability for serving the rapidly changing ion exchange resins market of the future. Some 90 employees will be affected by the closure.

JANUARY 24

First U.S. site for custom manufacturing business

A new site at Redmond, near Seattle, is to be established to support Saltigo's growing pharmaceutical business line. Saltigo intends to use the facilities of the kilo lab and pilot plant, both of which meet cGMP (current Good Manufacturing Practice) standards, to produce active pharmaceutical ingredients (APIs) for early-stage clinical testing up to and including Phase IIa. The west coast of the United States is a particularly important area for pharmaceutical development since it plays home to many small pharmaceutical companies that are considered innovation drivers for the entire industry. For such companies, cooperation with an experienced and reliable manufacturer is a very attractive proposition.

FEBRUARY 1 AND 4

Expansion of the site at La Wantzenau, France

LANXESS is strengthening its site in La Wantzenau, near Strasbourg, France. Between now and 2009, the company will invest approximately €10 million in the research and manufacture of technical rubber grades. La Wantzenau will take over NBR production from the site in Sarnia, Canada, in the future, raising its NBR production volume by around 30%. LANXESS is launching an efficiency program for the Sarnia site. As well as relocating NBR production, the program aims to further streamline service areas linked to butyl rubber production. Constantly rising energy and raw material costs in Canada necessitated the launch of the efficiency program, which will involve the elimination of some 270 positions. To improve Sarnia's competitive position, LANXESS began work in 2006 on expanding its butyl rubber production.

FEBRUARY 14



New high-tech plant for active pharmaceutical ingredients (APIs) in Leverkusen

The Saltigo business unit has inaugurated a state-of-the-art multipurpose unit for the development, production and quality control of active pharmaceutical ingredients (APIs) and intermediates at the Leverkusen site. The new facility was created within an existing building complex at a cost of around €10 million. Together, the unit's four production modules can produce more than 200 metric tons of APIs and registered intermediates a year. The company intends to spend some €50 million through the end of 2009 to further enhance Saltigo's performance and competitiveness.

FEBRUARY 15

New headquarters for central and eastern Europe in Bratislava

LANXESS has responded to rapidly growing demand in central and eastern Europe by establishing a new distribution company, LANXESS Central Eastern Europe s.r.o., in the Slovakian capital Bratislava. LANXESS will control all of its business activities in Poland, Slovakia, the Czech Republic and Hungary from the new location. The company now also has offices in Warsaw, Poland, and Budapest, Hungary. LANXESS had previously run its central and eastern European business through external distribution agencies.

FEBRUARY 26

Record investment in Singapore

LANXESS Is to make the biggest single investment in its history in Singapore. A new facility for the production of synthetic rubber is to be built at the chemical park on Jurong Island. LANXESS has earmarked up to €400 million for the plant, which will be the largest of its kind in Asia. Construction is due to begin in the first quarter of 2009 and will be completed by the end of 2010. Some 200 new high-skilled jobs will initially be created.

FEBRUARY 28

Expansion of XNBR production successfully completed

LANXESS has successfully completed the expansion of production capacity for XNBR (carboxylated nitrile-butadiene rubber) at its site in La Wantzenau, France. Up to 20 percent more of this rubber grade can now be produced there. The expansion was implemented as planned without restricting normal production.

MARCH 10

Solar power now more cost-effective

Centrosolar Group AG and LANXESS have jointly developed a new production method for photovoltaic modules. The technology is based on a new EVA (ethylene-vinyl acetate) polymer that encases the solar modules. In addition to making the modules easier to produce, EVA helps them attain higher energy efficiency in operation. Since mid-2007, the two companies have been testing modules based on the new EVA and comparing them to standard, conventional solar modules in a test facility that LANXESS has installed on the roof of its Leverkusen headquarters building.

MARCH 11


LANXESS
Bilanzpressekonferenz 2008

Earnings increased and dividend quadrupled

LANXESS significantly improved its earnings in 2007. EBITDA pre exceptionals rose by 6.5% to €719 million, close to the top end of the earnings guidance range of €700 million to €720 million. The EBITDA margin pre exceptionals advanced to 10.9%. After adjusting for currency and portfolio effects, sales grew by 5.0%. Net financial debt decreased further to €460 million. In light of the growth in earnings, LANXESS plans to significantly raise the dividend for 2007. The Board of Management and the Supervisory Board will propose to the Annual Stockholders' Meeting on May 29, 2008 that the dividend for 2007 be raised to €1.00 per share, compared with the €0.25 per share paid for 2006.

APRIL 1

Acquisition of majority stake in Petroflex completed

LANXESS has successfully completed the acquisition of an approximately 70% interest in Petroflex S.A., Latin America's largest rubber producer, paying some €200 million for the block of shares. The transaction took legal and economic effect on April 1, 2008. Petroflex S.A. will be included in the consolidated financial statements of the LANXESS Group starting in the second quarter of 2008. Petroflex's business ideally complements LANXESS's product mix and strengthens the company's presence in one of the world's most important growth markets.

LANXESS STOCK

Stock markets remained nervous in the first quarter of 2008. Investor sentiment at the start of the year continued to be weighed down by the turbulence on global financial markets caused by the U.S. subprime crisis and worries over steadily weakening U.S. economic data.

SHARE PRICE INFLUENCED BY NEGATIVE ENVIRONMENT

The German indices declined significantly in January. The biggest one-day fall for more than six years occurred on January 21, when the DAX lost over 7% to about 6,760 points. Later in the reporting period the DAX remained well below 7,000 points for much of the time, falling to a quarterly low of 6,182 points (closing rate) on March 17. It closed at 6,535 points on March 31, some 20% below year end 2007.

The MDAX, which includes LANXESS, also experienced frequent downward movement, dropping to 7,940 points on January 21 and closing the quarter at 8,787 points, 11% below the beginning of the year. The DJ STOXX 600 Chemicals showed a similar trend. After starting the year above 500 points, it lost 9.7% by March 31 compared to the end of 2007, ending the quarter at 466 points. Market anxiety endured beyond the end of the period, the picture clouded by factors such as the release of more weak U.S. economic data, the appreciation of the euro to over US$ 1.60 and an all-time record for the price of oil.

LANXESS stock continued to be influenced by the relentless market turbulence, dropping below €30 at the beginning of January and to €20.77 on January 22 in the wake of the slump on the German stock market – its lowest level this year to date. At the end of the reporting period it stood at €25.43. The overall first-quarter trend for LANXESS stock, in common with other midcaps, was marked by high volatility. The price of LANXESS stock continued to be determined by a scenario of very cautious and restrained investment decisions. In this persistently troubled environment, investor preference shifted from the medium, potentially more cyclical securities, to which chemicals are generally held to belong, toward larger stocks. Even LANXESS's positive corporate data was no match for this market-driven process, and the steady improvement in the company's performance – exemplified by the substantial rise in earnings for 2007 and the achievement of operational targets – therefore was not rewarded.

Stock Performance vs. Indices


in %
120
100
80
60
January 2, 2008
February 1, 2008
March 3, 2008
April 1, 2008
● LANXESS
○ DJ STOXX 600 Chemicals℠
○ MDAX
● DAX

LANXESS Stock

		Q4 2007	Q1 2008
Capital stock/no. of shares[1]	€/no. of shares	83,202,670	83,202,670
Market capitalization[1]	€ billion	2.81	2.12
High/low for the period	€	36.29/26.72	34.37/20.77
Closing price[1]	€	33.60	25.43
Trading volume	million shares	51.600	57.301
Earnings per share	€	0.06	1.23

1) end of quarter: Q1: March 31, 2008, Q4: December 31, 2007

Reported Holdings of 3% or above by Institutional Investors (as of April 20, 2008)

Dodge & Cox, San Francisco (USA)	10.25%
Barclays Global Investors UK Limited, London (UK)	9.95%
AXA S.A., Paris (France)	5.20%
TPG-Axon Group, New York (USA)	5.12%
Greenlight Group, New York (USA)	3.21%
JP Morgan Asset Management Holding Inc., New York (USA)	3.03%

INTERIM GROUP MANAGEMENT REPORT

AS OF MARCH 31, 2008

BUSINESS TRENDS AND ECONOMIC SITUATION

Economic environment The economic environment was generally favorable for LANXESS in the first quarter of 2008 despite a few negative factors, including further weakening of the U.S. dollar and the continuing steep rise in raw material prices. While recessionary trends appeared in the North American market, especially in the construction and automotive sectors, the growth momentum was maintained in the emerging economies of Brazil, Russia, India and China, in particular. The Asia-Pacific region posted a very robust performance overall, and Germany's business environment also remained positive. The German chemical industry benefited from strong exports and brisk domestic demand. Global chemical output in the first three months of 2008 was 3% higher than a year earlier.

Sales The LANXESS Group got off to a healthy start in fiscal 2008, with first-quarter sales of €1,535 million. The decrease of 10.3% from the €1,711 million recorded for the prior-year period was entirely due to portfolio changes and negative currency effects, most notably concerning the U.S. dollar. Adjusted for the divestiture of the Lustran Polymers business unit and the Borchers group as well as adverse shifts in exchange rates, the LANXESS Group posted a highly encouraging 8.1% organic growth in business in the first quarter of 2008. Positive price effects boosted sales by 3.8%, while substantial volume growth drove business 4.3% higher.

Effects on Sales

in %	Q1 2008
Price	3.8
Volume	4.3
Currency	(5.0)
Portfolio	(13.4)
	(10.3)

Prices were raised in all of the Group's operating segments, especially on account of further increase in raw material prices. LANXESS also succeeded in increasing volumes across all segments thanks to healthy demand and additional production capacity. The Performance Polymers segment fared particularly well, achieving combined price and volume growth in excess of 12%, while Advanced Intermediates also delivered an impressive performance, expanding sales by more than 10% after adjusting for shifts in exchange rates. The drop in sales of the Performance Chemicals segment was entirely due to negative currency effects. On an operational basis, this segment also realized higher prices and volumes. The sales figure for the Other/Consolidation segment in the prior-year quarter has been restated to include the amount attributable to the former Engineering Plastics segment (see the notes to the financial statements).

Sales by Segment

€ million	Q1 2007	Q1 2008	Change %	Proportion of Group sales %
Performance Polymers	658	693	5.3	45.2
Advanced Intermediates	307	329	7.2	21.4
Performance Chemicals	501	495	(1.2)	32.2
Other/Consolidation	245	18	(92.7)	1.2
	1,711	**1,535**	**(10.3)**	**100.0**

Sales developed very well in the countries of Asia-Pacific, supported by ongoing market growth in the region, with all operating segments reporting double-digit growth rates. Demand was particularly robust in China and India. Sales in Germany edged higher in a favorable economic climate. Before portfolio effects, LANXESS also achieved sales growth in the EMEA region (excluding Germany). Sales fell in the Americas region solely because of portfolio changes and exchange rate effects. Adjusted for these factors, sales rose in this region, too, particularly those of the Performance Polymers and Advanced Intermediates segments.

Gross profit The cost of sales fell by 11.9% from the prior-year quarter to €1,158 million due to portfolio changes. The absence of earnings contributions from the divested businesses caused first-quarter gross profit to decline by 4.8%, to €377 million. Strong global demand for LANXESS products enabled the high cost of raw materials to be offset by raising selling prices in all segments. Procurement prices for butadiene, n-butane, isobutylene and sulfur, in particular, trended sharply upward. Negative currency effects in gross profit were neutralized by positive hedging results reflected in other operating income. Improvements in productivity and high capacity utilization also had a positive effect. The gross profit margin, at 24.6%, outstripped the prior-year quarter's 23.1% by a significant 1.5 percentage points. The divestment of the low-margin Lustran Polymers business, in particular, boosted the gross profit margin.

EBITDA Pre Exceptionals by Segment

€ million	Q1 2007	Q1 2008	Change %
Performance Polymers	101	104	3.0
Advanced Intermediates	57	56	(1.8)
Performance Chemicals	82	82	0.0
Other/Consolidation	(21)	(22)	(4.8)
	219	**220**	**0.5**

EBITDA and EBIT The operating result before depreciation and amortization (EBITDA) pre exceptionals rose just slightly year on year from €219 million to €220 million. The Q1 2007 figure included earnings of the since-divested Lustran Polymers activities. After adjusting for this effect, LANXESS achieved very satisfactory earnings growth, due to higher prices and especially to volume increases. Price and volume growth offset negative currency impacts. The EBITDA margin pre exceptionals moved ahead by a clear 1.5 percentage points, to 14.3%.

Earnings of the Performance Polymers segment improved due to price increases, brisk product demand and the associated high levels of capacity usage. Advanced Intermediates matched the substantial earnings level reached a year earlier despite negative currency effects. In Performance Chemicals, price and volume increases helped to cushion the adverse effects of exchange rate movements and raw material prices trends. The segment's EBITDA pre exceptionals and EBITDA margin were virtually flat.

Selling expenses receded nearly 5% due to portfolio changes and further successful cost containment. Research and development expenses rose due to the planned expansion of research activities. The improvement in the balance of other operating income and expenses is attributable to higher earnings contributions from instruments employed to hedge foreign exchange risk in the LANXESS Group. Such instruments helped diminish the sliding U.S. dollar's impact on the gross profit margin.

Exceptional items, which are reflected entirely in other operating income and expenses, totaled €14 million in the reporting period. Of this amount, €11 million impacted EBITDA. Most of the items arose in connection with portfolio changes and restructuring, such as at the company's sites in Canada and the United States. In the first quarter of last year there were exceptional charges of €8 million for restructuring and portfolio changes, €1 million of which was attributable to asset write-downs.

Financial result The financial result amounted to minus €4 million in the first quarter of 2008, compared with minus €18 million in the prior-year period. With the net interest position improving slightly by €2 million to minus €3 million, the €14 million improvement in the financial result was mainly attributable to the €6 million prorated share in the quarterly income of CURRENTA GmbH & Co. OHG. The improvement in the earnings position of this company, which is included at equity in the consolidated financial statements, was due to restructuring carried out in the previous year. In 2007, LANXESS had to absorb €3 million of this company's first-quarter loss.

Income before income taxes Despite the absence of positive earnings contributions from the divested Lustran Polymers business unit and the Borchers group, income before income taxes rose to €141 million, up from €132 million in the prior-year quarter. Tax expense, however, was down from €40 million to €37 million. The effective tax rate was 26.2%, compared with 30.3% a year earlier.

Net income and earnings per share Income of €1 million was attributable to minority interest in the first quarter of 2008, the same amount as in the year-ago quarter. Net income advanced more than 13% from €91 million to €103 million, while earnings per share climbed nearly 14%, from €1.08 to €1.23, because of the higher net income and the smaller number of LANXESS shares now in circulation.

BUSINESS TRENDS BY REGION

Sales by Market

	Q1 2007		Q1 2008		Change
	€ million	%	€ million	%	%
EMEA (excluding Germany)	590	34.5	552	36.0	(6.4)
Germany	411	24.0	373	24.3	(9.2)
Americas	410	24.0	329	21.4	(19.8)
Asia-Pacific	300	17.5	281	18.3	(6.3)
	1,711	**100.0**	**1,535**	**100.0**	**(10.3)**

LANXESS Group sales in the **EMEA** region (Europe [excluding Germany], Middle East and Africa) retreated 6.4% to €552 million. Adjusted for portfolio changes and currency effects, sales in the region were up 5.9% year on year. This growth was driven by the Performance Polymers and Advanced Intermediates segments, while sales in the Performance Chemicals segment remained at the previous year's level. Business in western European markets was particularly robust, with Belgium reporting growth in the double-digit range, followed by France and Italy with single-digit growth rates. Business in South Africa showed an equally encouraging double-digit rate of growth, while sales in eastern Europe and the Middle East moved slightly higher. The EMEA region accounted for 36.0% of total sales, compared with 34.5% a year ago.

LANXESS sales in **Germany** slipped 9.2% in the first quarter of 2008, to €373 million. Disregarding the effect of portfolio changes, Group sales in the home market came in 1.8% above the prior-year period, thanks largely to growth in the Advanced Intermediates segment. The domestic share of total sales posted a fractional gain, up from 24.0% to 24.3%.

Group sales in the **Americas** region slid by €81 million compared with the year-ago quarter, from €410 million to €329 million. On a portfolio- and currency-adjusted basis, however, sales rose 5.4% year on year. North America and Latin America both contributed to the expansion with single-digit growth rates. The United States accounted for the largest share of growth. Adjusted for portfolio and currency effects, sales in the Americas region advanced in all segments, most notably Performance Polymers. The region's share of total sales dropped from 24.0% to 21.4%.

Group sales in the **Asia-Pacific** region, at €281 million, came in €19 million short of the €300 million achieved a year earlier. After adjusting for shifts in currency parities and the absence of businesses divested in the previous year, LANXESS increased its sales in the region by a remarkable 25%, with growth driven mainly by the Performance Polymers and Advanced Intermediates segments. Growth rates in India, Japan and China were in the double-digit range. The region's share of total sales increased from 17.5% to 18.3%.

SEGMENT INFORMATION

Performance Polymers

	Q1 2007		Q1 2008		Change
	€ million	Margin %	€ million	Margin %	%
Sales	658		693		5.3
EBITDA pre exceptionals	101	15.3	104	15.0	3.0
EBITDA	101	15.3	102	14.7	1.0
Operating result (EBIT) pre exceptionals	76	11.6	78	11.3	2.6
Operating result (EBIT)	76	11.6	73	10.5	(3.9)
Capital expenditures[1]	21		15		(28.6)
Depreciation and amortization	25		29		16.0

1) intangible assets and property, plant and equipment

First-quarter sales of the **Performance Polymers** segment totaled €693 million, representing a 5.3% increase from the already very high level of the previous year. Sharply higher raw material prices again prompted price increases in all of the segment's business units. Sales grew accordingly, advancing 7.3% on prices alone, while volumes were up 5.2%. The segment's solid operating performance more than made up for the 7.2% negative effect of currency changes. The Polybutadiene Rubber, Technical Rubber Products and Semi-Crystalline Products business units posted volume increases, while the Butyl Rubber business unit operated almost continuously at full capacity. The Polybutadiene Rubber business unit benefited from the additional capacity of the production line in Orange, Texas, which was recommissioned in 2007. Additional long-term supply agreements concluded with customers will contribute to steady growth in this business unit.

EBITDA pre exceptionals for the Performance Polymers segment increased by 3.0% to €104 million. The rising cost of raw materials was passed on to the market in full throughout the segment. Strong volume growth in the Polybutadiene Rubber and Technical Rubber Products business units made a tangible contribution to the higher earnings, while the performance of the Semi-Crystalline Products business unit benefited from high capacity utilization at every stage in production. Supported by solid demand for fertilizers, the higher prices and volumes achieved for the byproduct ammonium sulfate compensated for rising costs, especially of sulfur. Unfavorable exchange rates hurt earnings. The segment's EBITDA margin changed little, edging down 0.3 percentage points from the year-earlier quarter, to 15.0%.

The segment's €5 million in exceptional items, €2 million of which impacted EBITDA, comprised write-downs of non-current assets and other directly related costs.

Advanced Intermediates

	Q1 2007		Q1 2008		Change
	€ million	Margin %	€ million	Margin %	%
Sales	307		329		7.2
EBITDA pre exceptionals	57	18.6	56	17.0	(1.8)
EBITDA	57	18.6	56	17.0	(1.8)
Operating result (EBIT) pre exceptionals	48	15.6	45	13.7	(6.3)
Operating result (EBIT)	48	15.6	45	13.7	(6.3)
Capital expenditures[1]	9		10		11.1
Depreciation and amortization	9		11		22.2

1) intangible assets and property, plant and equipment

First-quarter sales in the **Advanced Intermediates** segment rose by a substantial 7.2% to €329 million. If the 3.6% impact from negative currency effects is eliminated, the segment achieved double-digit growth in sales, with prices up 2.3% and volumes up a solid 8.5%. The Basic Chemicals business unit defended its market position, with business again at a high level. Volumes rose thanks to brisk demand, especially for agrochemical intermediates in general and fungicide and herbicide precursors in particular. The Saltigo business unit likewise experienced significant volume growth for agrochemical intermediates. Sales of pharmaceutical precursors were slightly above their prior-year level.

EBITDA pre exceptionals for the Advanced Intermediates segment was nearly unchanged from the year-ago quarter, at €56 million, with adverse shifts in exchange rates preventing an improvement. Negative currency effects were partially offset by income from hedging contracts, which is reported in the Other/Consolidation segment. The Basic Chemicals business unit tempered the effects of higher raw material prices, in particular, and increases in distribution costs by adjusting prices. The Saltigo business unit saw earnings move ahead in light of higher sales and reductions in fixed costs. The segment's EBITDA margin pre exceptionals remained solid at 17.0%, down 1.6 percentage points from the same quarter of 2007.

Performance Chemicals

	Q1 2007		Q1 2008		Change
	€ million	Margin %	€ million	Margin %	%
Sales	501		495		(1.2)
EBITDA pre exceptionals	82	16.4	82	16.6	0.0
EBITDA	82	16.4	79	16.0	(3.7)
Operating result (EBIT) pre exceptionals	60	12.0	63	12.7	5.0
Operating result (EBIT)	60	12.0	60	12.1	0.0
Capital expenditures[1]	10		11		10.0
Depreciation and amortization	22		19		(13.6)

1) intangible assets and property, plant and equipment

The **Performance Chemicals** segment experienced good levels of sales and earnings in the first quarter of 2008. Sales dropped 1.2% to €495 million due to currency factors. Disregarding these effects, sales rose 4.2%, with price increases contributing 2.0% and volumes 2.2% to growth. The Leather business unit substantially adjusted prices of its chromium-based products. Demand for leather from the automotive and furniture sectors declined. The Rubber Chemicals and Ion Exchange Resins business units achieved both price and volume growth. The Rubber Chemicals business unit benefited from a favorable market climate, especially in the Asia-Pacific region, and the withdrawal of competitors from the market. The volumes lost by the Inorganic Pigments business unit because of the construction slump in North America were more than offset by higher volumes in other business units of the segment. Sales of this business unit in the year-ago quarter had been exceptionally strong. In China, the Rubber Chemicals and Inorganic Pigments business units again found that their strategy of consistently focusing on sustainability and environmental aspects gave them clear advantages over a number of local competitors.

EBITDA pre exceptionals for the Performance Chemicals segment came in at the previous year's level of €82 million. Price increases for various non-petrochemical raw materials were passed on to the market. The Leather, Rubber Chemicals and Ion Exchange Resins business units experienced growth in earnings as well as sales. Despite adverse movements in exchange rates, the systematic implementation of a value-based pricing policy improved margins in the Rubber Chemicals business unit. The Inorganic Pigments business unit, by contrast, was unable to repeat the very good earnings level of the year-ago quarter. The continued depreciation of the U.S. dollar exacerbated the effects of the weak construction industry in the United States, but business in the fast-growing markets of central and eastern Europe and Asia largely compensated for this. Despite the negative impact of exchange rates, the segment's EBITDA margin edged 0.2 percentage points higher to 16.6%.

The €3 million in exceptional charges incurred by the segment related to the planned closure of the site of the Ion Exchange Resins business unit in Birmingham, New Jersey, United States.

Other/Consolidation

€ million	Q1 2007	Q1 2008	Change %
Sales	245	18	(92.7)
EBITDA pre exceptionals	(21)	(22)	(4.8)
EBITDA	(28)	(28)	0.0
Operating result (EBIT) pre exceptionals	(26)	(27)	(3.8)
Operating result (EBIT)	(34)	(33)	2.9
Capital expenditures[1]	7	3	(57.1)
Depreciation and amortization	6	5	(16.7)

1) intangible assets and property, plant and equipment

The €6 million in expenses for restructuring activities and portfolio changes attributable to the **Other/Consolidation** segment mainly included personnel adjustment costs, expenses for closures or partial closures of facilities and costs for preparation and execution of corporate transactions, to the extent it is not possible to allocate these expense and income items among the operating segments or business units. The figures for the prior-year quarter have been adjusted to include the activities of the former Engineering Plastics segment. Further details regarding this adjustment are given along with the segment information in the notes to the financial statements.

FINANCIAL CONDITION

Balance sheet structure As of March 31, 2008, the LANXESS Group had total assets of €4,290 million, up €241 million, or 6.0%, from €4,049 million as of December 31, 2007. Preparations for the acquisition of approximately 70% of the shares of Petroflex S.A., Brazil, factored heavily into this increase, as the company supplemented its existing liquidity by drawing on portions of previously unused credit facilities. Using this liquidity, LANXESS successfully completed its purchase of a majority interest in Petroflex S.A. on April 1, 2008. An increase in working capital, partly seasonal in nature and partly driven by the higher business volume, also added to total assets.

The total of non-current assets, however, moved in the opposite direction, declining by €74 million to €1,732 million. Intangible assets and property, plant and equipment fell by a total of €73 million to €1,419 million, mainly because of shifts in exchange rates. Capital expenditures amounted to €39 million, while depreciation and amortization came to €61 million. In addition, write-downs of €3 million were taken on property, plant and equipment at the site in Sarnia, Canada. The increase in the carrying value of investments in associates was largely attributable to the positive earnings of CURRENTA GmbH & Co. OHG in the first quarter of 2008.

Non-current financial assets remained practically unchanged, increasing by just €4 million to €89 million. This item includes the financial interest in INEOS ABS (Jersey) Limited, which will pass to the INEOS Group in September 2009, two years after the transfer of the Lustran Polymers business unit to INEOS. The amounts already tendered in payment for this stake are treated as prepayments and reported under other non-current liabilities. The ratio of non-current assets to total assets, at 40.4%, was 4.2 percentage points below the ratio for December 31, 2007.

Current assets, at €2,558 million, were up €315 million from the end of 2007. Inventories and trade receivables rose by €37 million and €105 million, respectively, because of higher raw material prices and seasonal effects. Current financial assets advanced €58 million to €258 million, in part because of an increase in the fair value of hedging contracts as of the reporting date. Liquid assets rose €118 million to €307 million as the company prepared for the Petroflex acquisition. Altogether, current assets made up 59.6% of total assets, compared with 55.4% as of December 31, 2007.

Equity rose €46 million from December 31, 2007 to €1,571 million because of the positive net income for the period, which was partially offset by negative exchange differences. The ratio of equity to total assets amounted to 36.6% as of March 31, 2008, compared with 37.7% as of December 31, 2007.

Non-current liabilities were up €42 million to €1,498 million as of March 31, 2008, mainly because of higher advance payments received on the sale of the Lustran Polymers business unit. The ratio of non-current liabilities to total assets was 34.9%, against 35.9% at the end of 2007.

Current liabilities increased by €153 million to €1,221 million, mainly because of the drawings on credit facilities in preparation for the Petroflex transaction. Trade payables rose due to the increases in raw material prices and on account of the higher procurement volumes resulting from business growth. The ratio of current liabilities to total assets was 28.5% at quarter's end, against 26.4% as of December 31, 2007.

Liquidity and capital expenditures Net cash provided by operating activities in the first three months of 2008 was €57 million less than in the same period of last year, at €50 million. With income before income taxes of €141 million, the increase in working capital compared with December 31, 2007 led to an outflow of €131 million. The cash outflow was thus €34 million higher year on year, chiefly because of the higher business volume and higher procurement prices for raw materials at the beginning of 2008.

Net cash used in investing activities totaled €55 million in the first quarter of 2008, compared with €58 million for the prior-year period. Disbursements for additions to intangible assets, property, plant and equipment totaled €39 million, which was €8 million, or 17.0%, less than a year earlier. Depreciation and amortization totaled €64 million, including €3 million in write-downs.

The decrease in capital expenditures compared with the prior-year period is related to the comprehensive package of expansion and efficiency improvement measures carried out in the previous year for the Butyl Rubber business unit, part of the Performance Polymers segment, at the sites in Sarnia, Canada, and Zwijndrecht, Belgium. In addition, LANXESS reached a decision in the first quarter of 2008 to earmark up to €400 million for an investment in the Performance Polymers segment that will be the largest in the company's history – the construction of a new world-scale facility for the production of synthetic rubber in Singapore. The new LANXESS plant, due on stream in 2011, will be capable of producing up to 100,000 metric tons of butyl rubber annually in the medium term, making it the largest facility of its kind in Asia. Construction is due to begin in the first quarter of 2009 and will be completed by the end of 2010. Some 200 jobs will initially be created. The new plant will produce synthetic butyl and halobutyl rubbers used in the production of tires.

Another major investment by LANXESS will be in a project in India for the Performance Chemicals segment. The company will relocate its production of rubber chemicals for the Rubber Chemicals business unit from Thane in the Indian state of Maharashtra to Jhagadia in the state of Gujarat. Production will begin in two years, at the same time as the new plant of the Ion Exchange Resins business unit, also being built in Jhagadia, goes on stream. From 2010 LANXESS, the only western company with such operations in India, will begin supplying the rapidly growing Indian tire market with rubber chemicals from this modern facility. LANXESS is to invest a total of some €50 million at the new site.

Also in the investing cash flow, divestiture of the Lustran Polymers business unit led to receipts of €27 million. Disbursements for financial assets amounted to €54 million. In the previous year there was a €30 million cash outflow for the external financing of pension commitments under a contractual trust arrangement (CTA).

Net cash provided by financing activities amounted to €126 million due to the drawings on credit facilities in preparation for the Petroflex acquisition.

Liquid assets increased by €118 million compared with the end of 2007, to €307 million. Net financial liabilities totaled €468 million as of March 31, 2008, which was on a par with the figure of €460 million reported as of December 31, 2007.

SIGNIFICANT OPPORTUNITIES AND RISKS

There have been no significant changes in the opportunities or risks of the LANXESS Group compared with December 31, 2007. For more information, readers are therefore referred to the risk report included in the management report for the 2007 fiscal year.

OUTLOOK

LANXESS assumes that global economic growth will continue to slow during 2008. The chemical economy, however, should remain stable overall, bolstered by robust demand in Asia-Pacific, Latin America and central and eastern Europe. Prospects for the chemical industry in North America, however, are increasingly gloomy. This applies particularly to the construction and automotive sectors. However, LANXESS expects most major customer industries – such as tires and agrochemicals – to remain robust.

The aim must be to offset further cost increases for raw materials, utilities and personnel. Prices for petrochemical raw materials are likely to remain high and volatile. The strength of the euro against other currencies, especially the U.S. dollar, will also affect business trends. The euro is unlikely to depreciate against the dollar before the second half of this year at the earliest.

Based on these assumptions, LANXESS still anticipates operational sales growth for the full year 2008. EBITDA pre exceptionals is expected to come in at over €700 million. The acquisition of the Petroflex group, Brazil, should prove accretive to EBITDA pre exceptionals right from the second quarter. The €719 million EBITDA pre exceptionals reported for the full year 2007 included a €20 million earnings contribution from the Lustran Polymers activities prior to their divestment at the end of September 2007. We are maintaining our target of achieving an EBITDA margin in line with the industry average, having no business unit with an EBITDA margin below 5%, and maintaining an investment-grade rating.

As part of its targeted investment and growth strategy, LANXESS is planning capital expenditures of between €330 million and €350 million in 2008.

EVENTS AFTER THE BALANCE SHEET DATE

LANXESS successfully completed the acquisition of an approximately 70% interest in Petroflex S.A., Latin America's largest rubber producer, paying some €200 million for the block of shares. The transaction took legal and economic effect on April 1, 2008. Petroflex S.A. will be included in the consolidated financial statements of the LANXESS Group starting in the second quarter of 2008. In accordance with local regulations, LANXESS is currently preparing to make a public tender offer for the acquisition of the remaining shares.

In 2007 Petroflex achieved sales equivalent to about €535 million with some 1,300 employees, of which some 600 were on its own payroll. The Group has three production sites in Brazil: Cabo in the federal state of Pernambuco, Duque de Caxias in the state of Rio de Janeiro, and Triunfo in the state of Rio Grande do Sul. Annual production capacity is approximately 400,000 metric tons. Petroflex manufactures some 70 elastomer products ranging from solution rubbers to emulsion rubbers. The rubber grades, used mainly in the production of tires, have further applications in hoses and plastics parts. Around one-third of output is exported to more than 70 countries.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2008

INCOME STATEMENT LANXESS GROUP

€ million	Q1 2007	Q1 2008
Sales	**1,711**	**1,535**
Cost of sales	(1,315)	(1,158)
Gross profit	**396**	**377**
Selling expenses	(163)	(155)
Research and development expenses	(22)	(23)
General administration expenses	(58)	(58)
Other operating income	66	151
Other operating expenses	(69)	(147)
Operating result (EBIT)	**150**	**145**
Income (loss) from investments in associates	(3)	6
Interest income	3	4
Interest expense	(8)	(7)
Other financial income and expense	(10)	(7)
Financial result	**(18)**	**(4)**
Income before income taxes	**132**	**141**
Income taxes	(40)	(37)
Income after taxes	**92**	**104**
of which attributable to minority stockholders	1	1
of which attributable to LANXESS AG stockholders (net income)	91	103
Earnings per share (€)	**1.08**	**1.23**

BALANCE SHEET LANXESS GROUP

€ million	Dec. 31, 2007	March 31, 2008
ASSETS		
Intangible assets	33	32
Property, plant and equipment	1,459	1,387
Investments in associates	33	38
Investments in other affiliated companies	1	1
Other non-current financial assets	85	89
Deferred taxes	93	92
Other non-current assets	102	93
Non-current assets	**1,806**	**1,732**
Inventories	895	932
Trade receivables	809	914
Cash and cash equivalents	189	307
Other current financial assets	200	258
Current tax receivables	5	5
Other current assets	145	142
Current assets	**2,243**	**2,558**
Total assets	**4,049**	**4,290**
EQUITY AND LIABILITIES		
Capital stock	83	83
Capital reserves	806	806
Other reserves	811	923
Net income	112	103
Accumulated other comprehensive loss	(304)	(362)
Equity attributable to minority interest	17	18
Equity	**1,525**	**1,571**
Provisions for pensions and other post-employment benefits	470	469
Other non-current provisions	242	249
Non-current financial liabilities	601	596
Non-current tax liabilities	36	41
Other non-current liabilities	47	87
Deferred taxes	60	56
Non-current liabilities	**1,456**	**1,498**
Other current provisions	371	350
Trade payables	487	525
Other current financial liabilities	65	198
Current tax liabilities	16	33
Other current liabilities	129	115
Current liabilities	**1,068**	**1,221**
Total equity and liabilities	**4,049**	**4,290**

STATEMENT OF CHANGES IN EQUITY LANXESS GROUP

€ million	Capital stock	Capital reserves	Other reserves	Net income	Accumulated other comprehensive loss		Equity attributable to LANXESS AG stockholders	Equity attributable to minority interest	Total
					Currency translation adjustment	Derivative financial instruments			
Dec. 31, 2006	**85**	**804**	**685**	**197**	**(367)**	**(1)**	**1,403**	**25**	**1,428**
Allocation to retained earnings			197	(197)			0		0
Exchange differences					(3)		(3)		(3)
Financial instruments						10	10		10
Deferred taxes						(4)	(4)		(4)
Other changes in equity						3	3		3
Net income				91			91	1	92
March 31, 2007	**85**	**804**	**882**	**91**	**(370)**	**8**	**1,500**	**26**	**1,526**
Dec. 31, 2007	**83**	**806**	**811**	**112**	**(350)**	**46**	**1,508**	**17**	**1,525**
Allocation to retained earnings			112	(112)			0		0
Exchange differences					(56)		(56)		(56)
Financial instruments						(2)	(2)		(2)
Deferred taxes						1	1		1
Other changes in equity						(1)	(1)		(1)
Net income				103			**103**	**1**	**104**
March 31, 2008	**83**	**806**	**923**	**103**	**(406)**	**44**	**1,553**	**18**	**1,571**

CASH FLOW STATEMENT LANXESS GROUP

€ million	Q1 2007	Q1 2008
Income before income taxes	**132**	**141**
Depreciation and amortization	62	64
Gains on retirements of property, plant and equipment	0	(4)
Income (loss) from investment in associates	3	(6)
Financial (gains) losses	(2)	4
Income taxes paid	(13)	(20)
Changes in inventories	(28)	(59)
Changes in trade receivables	(77)	(119)
Changes in trade payables	8	47
Changes in other assets and liabilities	22	2
Net cash provided by operating activities	**107**	**50**
Cash outflows for additions to intangible assets, property, plant and equipment	(47)	(39)
Cash outflows for financial assets	(13)	(54)
Cash outflows for the acquisition of subsidiaries	(23)	0
Cash inflows from sales of intangible assets, property, plant and equipment	0	8
Cash inflows from divestments of subsidiaries and other businesses, less divested cash	45	27
Interest and dividends received	10	3
Cash outflows for external financing of pension obligations (CTA)	(30)	0
Net cash used in investing activities	**(58)**	**(55)**
Proceeds from borrowings	11	138
Repayments of borrowings	(16)	(10)
Interest paid and other financial disbursements	(2)	(2)
Net cash provided by (used in) financing activities	**(7)**	**126**
Change in cash and cash equivalents from business activities	**42**	**121**
Cash and cash equivalents as of January 1	171	189
Other changes in cash and cash equivalents	0	(3)
Cash and cash equivalents as of March 31	**213**	**307**

SEGMENT AND REGION DATA

Key Data by Segment

€ million	Performance Polymers		Advanced Intermediates	
	Q1 2007	**Q1 2008**	**Q1 2007**	**Q1 2008**
Sales	658	693	307	329
EBITDA pre exceptionals	101	104	57	56
EBITDA margin pre exceptionals (%)	15.3	15.0	18.6	17.0
EBITDA	101	102	57	56
Segment result/EBIT pre exceptionals	76	78	48	45
Segment result/EBIT	76	73	48	45
Segment capital expenditures	21	15	9	10
Depreciation and amortization	25	29	9	11
Employees (as of March 31, 2008/December 31, 2007)	4,334	4,283	2,450	2,553

Key Data by Region

€ million	EMEA (excluding Germany)		Germany	
	Q1 2007	**Q1 2008**	**Q1 2007**	**Q1 2008**
Sales by market	590	552	411	373
Proportion of Group sales (%)	34.5	36.0	24.0	24.3
Employees (as of March 31, 2008/December 31, 2007)	2,734	2,748	7,847	7,847

Performance Chemicals		Other/Consolidation		LANXESS	
Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008
501	495	245	18	1,711	1,535
82	82	-21	-22	219	220
16.4	16.6	–	–	12.8	14.3
82	79	-28	-28	212	209
60	63	-26	-27	158	159
60	60	-34	-33	150	145
10	11	7	3	47	39
22	19	6	5	62	64
5,223	5,158	2,603	2,626	14,610	14,620

Americas		Asia-Pacific		LANXESS	
Q1 2007	Q1 2008	Q1 2007	Q1 2008	Q1 2007	Q1 2008
410	329	300	281	1,711	1,535
24.0	21.4	17.5	18.3		
2,650	2,619	1,379	1,406	14,610	14,620

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2008

RECOGNITION AND VALUATION PRINCIPLES

The unaudited consolidated interim financial statements as of March 31, 2008 were prepared in accordance with the International Financial Reporting Standards (IFRS) and the related interpretations of the International Accounting Standards Board (IASB) applicable to interim financial reporting, which are endorsed by the European Union. The standards and interpretations already mandatory as of January 1, 2008 were observed. In compliance with IAS 34, the company opted for a condensed scope of reporting in the interim financial statements compared with the annual financial statements. Reference should be made as appropriate to the notes to the consolidated financial statements as of December 31, 2007, particularly with respect to the recognition and valuation principles applied.

SCOPE OF CONSOLIDATION

The consolidated financial statements of the LANXESS Group include the parent company LANXESS AG along with all of its material domestic and foreign subsidiaries.

Three companies are newly consolidated: LANXESS Central Eastern Europe s.r.o., Bratislava, Slovakia; LANXESS Participacoes Ltda., Sao Paulo, Brazil; and LANXESS International Holding GmbH, Leverkusen, Germany. The first-time consolidation of these companies had no material impact on the LANXESS Group's financial condition or results of operations. Fifty-eight companies are fully consolidated in the financial statements of the LANXESS Group as of March 31, 2008. The 40% stake in CURRENTA GmbH & Co. OHG, Leverkusen, and the 25% stake in Anhui Tongfeng Shengda Chemicals Company Limited, Tongling, China, are included at equity.

EARNINGS PER SHARE

Earnings per share for the first quarters of 2007 and 2008 are calculated on the basis of the number of shares outstanding as of each respective reporting date. Since there are currently no equity instruments in issue that could dilute earnings per share, basic and diluted earnings per share are identical. For more information about equity instruments that could dilute earnings per share in the future, readers are referred to the notes to the consolidated financial statements as of December 31, 2007. The decrease in the number of outstanding shares is due to the repurchase and retirement of 1,418,000 shares of LANXESS AG stock in 2007.

Earnings per share

	Q1 2007	Q1 2008	Change %
Group net income (€ million)	91	103	13.2
No. of outstanding shares (weighted)	84,620,670	83,202,670	(1.7)
EPS (€)	**1.08**	**1.23**	**13.9**

LONG-TERM INCENTIVE PROGRAM

The last of the rights under the Long-Term Incentive Program (LTIP) launched in 2005 were granted in 2007. In the first quarter of 2008, the company established a new, entirely share-based compensation program in continuation of the Stock Performance Plan that formed part of the LTIP. The first of the program's three tranches was granted to the members of the Board of Management and other senior executives on February 1, 2008. The program is similar to the Stock Performance Plan started in 2005 and includes the requirement that participants make a personal investment in LANXESS stock. Awards under the program depend on the performance of LANXESS stock relative to the Dow Jones STOXX 600 Chemicals^{SM} index. If LANXESS stock outperforms the index, a payment of between €0.75 and €2.00 per right is made. The new Long-Term Incentive Program has a total term of six years per tranche, consisting of a three-year lock-up period and a three-year exercise period.

CASH FLOW STATEMENT

The cash flow statement for the first quarter of 2008 shows the inflows and outflows of cash and cash equivalents by type of activity. The disbursement of €30 million for the external financing of pension obligations (CTA) has been restated in the year-ago quarter as cash used in investing activities to match the treatment of the respective disbursement in the consolidated cash flow statement for the year ended December 31, 2007. The amounts reported in the year-ago quarter as cash provided by operating activities and cash used in investing activities have been adjusted accordingly.

NOTES TO THE SEGMENT REPORTING

Engineering Plastics ceased to be an operating segment as of September 30, 2007 and, according to the new segmentation, contained only the Lustran Polymers activities, which were divested as of that date. The originally reported first-quarter 2007 figures for the Other/Consolidation segment have been restated to include the amounts attributable to the former Engineering Plastics segment.

Restatements in the Other/Consolidation segment

€ million	Q1 2007 Originally reported	Q1 2007 Engineering Plastics	Q1 2007 Restated
Sales	24	221	245
EBITDA pre exceptionals	(31)	10	(21)
EBITDA	(38)	10	(28)
Segment result/EBIT pre exceptionals	(36)	10	(26)
Segment result/EBIT	(44)	10	(34)
Capital expenditures	3	4	7
Depreciation and amortization	6	0	6

RELATED PARTIES

In the course of its operations, the LANXESS Groups sources materials, inventories and services from a large number of business partners worldwide. These include companies in which LANXESS AG has a direct or indirect interest. Transactions with these companies are carried out on an arm's length basis.

Transactions in the first three months of 2008 with associated companies included in the consolidated financial statements by the equity method, or subsidiaries of such companies, mainly comprised the purchase of site services in the fields of utilities, infrastructure and logistics totaling €101 million (Q1 2007: €130 million). Trade payables of €49 million existed as of March 31, 2008 (December 31, 2007: €35 million) as a result of these transactions.

No material business transactions were undertaken with other associated companies or individuals. As in the previous year, no loans were granted to members of the Board of Management or the Supervisory Board in the first three months of 2008.

EMPLOYEES

The LANXESS Group had 14,620 employees as of March 31, 2008, virtually the same number as on December 31, 2007 (14,610). The employees of the new distribution company LANXESS Central Eastern Europe s.r.o., Bratislava, Slovakia, were included for the first time, and there were additions to headcount in China and India. The number of employees in Canada and Belgium declined.

In the EMEA region (excluding Germany), LANXESS employed 2,748 people as of March 31, 2008, compared with 2,734 as of December 31, 2007. The number of employees in Germany was unchanged at 7,847. In the Americas region the number of employees was 2,619, down from 2,650 on December 31, 2007. The number of employees in the Asia-Pacific region increased from 1,379 to 1,406.

Contact

Please do not hesitate to contact us if you have any questions or comments.

Contact Corporate Communications
Tel. +49 214 30 47018
Email: mediarelations@lanxess.com

Contact Investor Relations
Tel. +49 214 30 23851
Email: ir@lanxess.com

Masthead

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 214 30 33333
www.lanxess.com

Design and production
Kirchhoff Consult AG, Munich,
Germany

Photography
Claudia Kempf, Wuppertal,
Germany

English edition
CURRENTA GmbH & Co. OHG
Language Service

Printed by
Kunst- und Werbedruck,
Bad Oeynhausen,
Germany

Financial Calendar for 2008

May 29	Annual Stockholders' Meeting
August 13	Interim Report Q2 2008
November 13	Interim Report Q3 2008

Disclaimer

This publication contains certain forward-looking statements, including assumptions, opinions and views of the Company or cited from third party sources. Various known and unknown risks, uncertainties and other factors could cause the actual results, financial position, development or performance of the company to differ materially from the estimations expressed or implied herein. The company does not guarantee that the assumptions underlying such forward-looking statements are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed herein or the actual occurrence of the forecasted developments. No representation or warranty (express or implied) is made as to, and no reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein, and, accordingly, neither the Company nor any of its parent or subsidiary undertakings nor any of such person's officers, directors or employees accepts any liability whatsoever arising directly or indirectly from the use of this document.

PUBLISHER
LANXESS AG
51369 LEVERKUSEN
GERMANY
WWW.LANXESS.COM

END